2002 ANNUAL REPORT


03020269

Going Global

SYNTEL
Consider IT Done®

FINANCIAL HIGHLIGHTS

Summary Statement *(in thousands except per share data)*

Year Ended December 31,	2002	2001	2000
Total revenues	$ 161,507	$ 172,283	$ 166,240
Gross profit	$ 67,497	$ 65,340	$ 60,206
Income from operations	$ 41,774	$ 29,194	$ 4,132
Net income	$ 32,486	$ 20,445	$ 7,985
Earnings per share, diluted	$ 0.81	$ 0.52	$ 0.20
Income before goodwill impairment and equity investment losses	$ 32,627	$ 24,338	$ 21,739
Earnings per share, diluted, before goodwill impairment and equity investment losses	$ 0.82	$ 0.62	$ 0.55
Weighted average number of shares outstanding, diluted	39,917	38,987	39,467

At Year End

	2002	2001	2000
Cash and cash equivalents (in millions)	$ 135	$ 88	$ 73
Investments, marketable securities (in millions)	$ 5	$ 17	$ —
Working capital (in millions)	$ 146	$ 103	$ 78
Global headcount	2,794	2,691	2,281
Gross margin	41.79%	37.93%	36.22%

COMPANY PROFILE Syntel (NASDAQ: SYNT) is a global Applications Outsourcing and e-Business company that delivers real-world technology solutions to Global 2000 corporations. Founded in 1980, Syntel's portfolio of services includes complex application development, management, product engineering, and enterprise application integration services, as well as e-Business development and integration, wireless solutions, data warehousing, CRM, and ERP.

We maximize outsourcing investments through an on-site/offshore Global Delivery Service, increasing the efficiency of how complex IT projects are delivered. Syntel's global approach also makes a significant and positive impact on speed-to-market, budgets, and quality. We deploy a custom delivery model that is a seamless extension of our customers' IT organization to fit their business goals and a proprietary knowledge transfer methodology to guarantee knowledge continuity.

In a challenging market, Syntel's stock price appreciated 91% in 2002, earning a spot in Bloomberg's PERSONAL FINANCE Top 100 Stocks.



Evolution



TO OUR SHAREHOLDERS, PARTNERS AND COLLEAGUES Evolution is defined as "a gradual process in which something changes into a different and usually more complex or better form." That certainly is an appropriate symbol of Syntel's journey that began in 1980 and has lead us to take our place as a leading global applications management firm—3,000+ employees strong—serving some of the world's leading brands.

VIGILANT FOCUS YIELDS RESULTS. In 2002, we continued our emphasis on the applications outsourcing and e-Business services and exited the year generating 92 percent of our revenue from these two strategic offerings. With enhanced operational excellence, we hit new highs for both gross and operating margin performance and are now among the top performers in our industry.

Our delivery organization set a Syntel record for offshore utilization rates of our India-based consultant base—over 77 percent. Our business development teams realized a 67 percent increase in the number of preferred partnerships (or "hunting licenses") we've been awarded to work with Global 2000 corporations.

We continued to strengthen our already stellar balance sheet with $141 million in cash, no debt, and reduced Days Sales Outstanding (DSOs). And the close of 2002 marked our twenty-second consecutive quarter of meeting or beating analyst expectations for financial performance.

Clearly, I'm pleased with our overall fiscal performance in the face of an incredibly harsh economic storm.

CONTINUED EVOLUTION WITH A CLEAR VISION. One thing is clear—the rules of the outsourcing game have changed. If there is a bright side to the economic correction, it is that CIOs became focused on funding efforts that matter to the business, while no longer getting swept up in the latest sexy technology. Clients demand partners who know their industry inside and out and can provide technology vision on where the space will evolve to in the coming years.

A key part of our success in 2003 will be the ability to demonstrate how technology services drive business results. Our market has evolved into a solution sale—it is no longer enough to deliver in the latest emerging technology.

Our strategic plan for evolution has two basic components:

Vertical Focus. Syntel has transformed its organization to a vertical focus realigning our front-line employees along strategic vertical segments. These include Financial Services/Banking, Insurance, Health Care, Retail and Automotive. Each vertical has a group of subject matter experts tasked with the development and implementation of vertical-specific service offerings. This approach will enable the solution sale and is transforming our intellectual capital into powerful reasons to choose Syntel.

Employees. In order to achieve success, we will once again rely on the dedication and commitment of our more than 3,000 employees worldwide. At Syntel, we've been able to combine the expertise of people who have grown up in the Syntel culture with those who bring great skill and experience from other major companies. This blending makes us better able to compete globally.

Our Plan

"We believe Syntel is well-positioned to capitalize on the growing acceptance of offshore outsourcing as a more effective way to manage corporate back-office systems." — ADAMS, HARKNESS & HILL

As global delivery rapidly moves from a new business concept to the way all smart corporations will operate, Syntel is strategically positioned to grow. With our U.S.-ownership structure and significant offshore infrastructure, the analyst community says our model is the right approach for an organization to "go global" with. Our financial strength provides us the ability to invest and grow right along with our Global 2000 clients. And the drive, spirit and dedication of our employees worldwide will continue to be the differentiating factor in winning new accounts.

SHAREHOLDER VALUE AS A PRIORITY. I'm pleased that in 2002 Syntel provided a 91 percent stock price return to our shareholders. Of the more than 2,200 mid-cap stocks, Syntel finished in the top five percent for the year in overall stock performance. I'm also proud that Syntel did not lay off workers in this challenging environment, unlike many of our competitors.

I assure you that 100 percent of my focus is on driving revenue growth for Syntel, which will in turn translate into outstanding shareholder value. Thank you for your continued support.

Best regards,

Bharat Desai

Bharat Desai
Chairman and Chief Executive Officer

"The best models are those from firms like Syntel, which has a committed staff of at least 15 percent to 20 percent on-site, handling the communications with users and the rest of the project team and offshore programmers."

— GIGA INFORMATION GROUP



Strategic Solutions

Driving Value Through Innovation

APPLICATIONS OUTSOURCING. The challenging economy has forced many large corporations to uncover efficiencies in how they manage their software applications. Through Syntel's approach to applications outsourcing—including the development as well as maintenance of software applications—we are delivering the benefits of speed, cost reduction, quality, and scalability. This segment of our business has remained very strong, growing over 15 percent on a compound annual rate over the last few years.

E-BUSINESS SOLUTIONS. Syntel provides a wide array of advanced technology services, from building data warehouses and implementing customer relationship management solutions (CRM) to developing complex Web architecture platforms and .NET packages.

While we've seen flat overall spending on emerging technologies, it is still an important part of our ability to help our clients manage their overall IT environments.

EMERGING OFFERINGS. With an eye toward the future, Syntel has created robust offerings in the areas of Business Process Outsourcing (BPO) and Product Engineering, natural extensions of our successful core offerings. Increasingly, organizations are looking to outsource back-office functions to gain both efficiencies and cost reduction as part of a BPO effort. Syntel is also aligning with strategic software companies to augment their internal product engineering efforts, driving the benefits of quality and cost efficiencies.

FOCUS ON KEY VERTICALS. Our clients look to gain industry insights from their IT partners. That is why Syntel's creation of vertical go-to-market teams is critical. Our focus areas are Financial Services/Banking, Health Care, Insurance, Retail and Automotive. Our vertical experts are delivering real-world domain experience to our customers and helping them optimize their technology investments.

GLOBAL DELIVERY GOES MAINSTREAM. While overall IT spending is still constrained, Giga Information Group predicts over 25 percent growth in 2003 for global delivery of technology services. Syntel believes we are witnessing a global megatrend as the services economy goes the way of manufacturing. Smart companies will scan the world to find the best possible services at the most competitive price. Clearly, Syntel's early start in the global delivery of IT services positions us very well for growth.

SYNTEL'S FLEXIBLE GLOBAL DELIVERY APPROACH. We pioneered a flexible approach to delivering IT solutions through an optimized mix of on-site consultants, off-site, and offshore-based staff. As Giga analyst Julie Giera stated, "Syntel consultants work shoulder to shoulder with the client" as well as manage the off-site and offshore components. This model insulates the client, while driving all of the benefits of global delivery that large corporations are demanding today.


On-site Consulting
20%
80%
50%
50%
100%
0%
Offshore Consulting
IntelliTransfer
Steady State
Optimized

In 2002, Syntel realized significant growth in the percentage of our consultants billing on client projects from our centers in India. This was driven by our client's desire to push more projects offshore in the course of the year.

Eye on India

"By 2004, all U.S. enterprises must consider offshore sourcing as one of the top strategic sourcing options."

— GARTNER

Leading industry analyst firms continue to point to India as the center of global delivery trend, and with good reason. India has many positive attributes including one billion English-speaking people, a stable government that values technology as its leading export, and a robust technology-focused university system that graduates over 85,000 new computer science experts annually (compared to just 35,000 in the United States).

Syntel operates three Global Development Centers in India, and during 2002 we celebrated the 10-year anniversary of our first center in Mumbai.

In late 2002, we broke ground on our fourth center in India, in the rapidly developing technology destination city of Pune. Syntel is developing a 40-acre technology campus that will have capacity for more than 9,000 staff at the conclusion of the five-year construction program. The first phase will be ready in 2004 and feature capacity for more than 2,500 consultants. Today, approximately 2,000 of Syntel's 3,000 employees worldwide operate from our facilities in India.

Our facilities in India are assessed at the highest possible SEI CMM Level 5, ensuring our clients of world-class quality and robust repeatable processes for managing their software engagements.

2002 COMPANY RECOGNITION AWARDS


2002
Forbes

Forbes

"200 Best Small Companies in America"


THE BLOOMBERG

Bloomberg

PERSONAL FINANCE Top 100 Stocks



Business 2.0

"100 Fastest Growing Tech Companies"


500

VARBusiness 500

Ranked No. 174 among the top 500 largest solution providers in North America


DATAQUEST

Dataquest

Ranked No. 8 on Top 20 Software Exporters (MNCs) List


NASSCOM

NASSCOM

Ranked No. 5 on Top 20 Software Exporters (MNCs) List

SELECTED FINANCIAL DATA

Five-Year Highlights (Unaudited)

The following tables set forth selected consolidated financial data and other data concerning Syntel, Inc. for each of the last five years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto.

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998
STATEMENT OF INCOME DATA					
Net Revenues (1)	$ 161,507	$ 172,283	$ 166,240	$ 162,117	$ 167,975
Cost of revenues	94,010	106,943	106,034	99,300	104,971
Gross Profit	67,497	65,340	60,206	62,817	63,004
Selling, general, and administrative expenses	31,421	34,522	34,424	32,814	28,026
Capitalized development cost impairment	—	1,624	—	—	—
Métier goodwill impairment and related charges/(credits)	(5,698)	—	21,650	—	
Income from operations	41,774	29,194	4,132	30,003	34,978
Other income, principally interest	3,191	3,780	3,412	2,024	2,077
Income before income taxes	44,965	32,974	7,544	32,027	37,055
Income tax provision (benefit)	12,338	8,636	(967)	10,573	12,424
Net income before loss from equity					
Investments and investment write off	32,627	24,338	8,511	21,454	24,631
Loss from equity investments (net of tax)	141	3,893	526	—	—
Net income	$ 32,486	$ 20,445	$ 7,985	$ 21,454	$ 24,631
Net income per share, diluted	$ 0.81	$ 0.52	$ 0.20	$ 0.55	$ 0.63
Weighted average shares outstanding, diluted	39,917	38,987	39,467	39,043	39,294

(In thousands)

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Working capital	$ 145,988	$ 103,502	$ 77,894	$ 64,893	$ 58,862
Total assets	183,572	152,247	132,898	122,468	104,235
Long-term debt	—	—	—	—	—
Total shareholders' equity	154,844	112,258	96,683	90,361	64,147
OTHER DATA					
Billable headcount in U.S.	1,111	987	994	1,114	1,135
Billable headcount in India	943	419	511	225	413
Billable headcount at other locations	101	138	118	28	33
Total billable headcount	2,155	1,544	1,623	1,367	1,581

(1) The Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of 'Out of Pocket' Expenses Incurred" effective January 1, 2002. Revenues for 2001 and 2000 have been reclassified to comply with the guidance of EITF 01-14. Revenues for 1998 and 1999 are shown net of billable expenses as it was not practical to prepare the information for these years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

Syntel is a worldwide provider of professional IT consulting and applications management services to Global 2000 companies, as well as to government entities. The Company's service offerings include Applications Outsourcing, consisting of applications management services for ongoing management, development, and maintenance of business applications; e-Business, consisting of the integration and development of advanced technology applications including e-Commerce, Web development, Data Warehousing, CRM, Oracle, and SAP, as well as partnerships with leading software companies to provide installation services, including TIBCO, Selectica, Motive, Aspect, Commerce One, Oracle, and Corillian; and TeamSourcing, consisting of professional IT consulting services.

The Company's revenues are generated from professional services fees provided through three segments, Applications Outsourcing, e-Business, and TeamSourcing. The Company has invested significantly in developing its ability to sell and deliver Applications Outsourcing and e-Business services, and has shifted a larger portion of its business to engagements within these two segments, which the Company believes have higher growth and gross margin potential. The following table outlines the revenue mix for the years ended December 31, 2002, 2001, and 2000:

Percent of Total Revenues

	2002	2001	2000
Applications Outsourcing	71%	63%	54%
e-Business	20	24	26
TeamSourcing	9	13	20
	100%	100%	100%

On Applications Outsourcing engagements, the Company typically assumes responsibility for engagement management and generally is able to allocate certain portions of the engagement to on-site, off-site, and offshore personnel. Syntel may bill the customer on either a time-and-materials or fixed-price basis. While a significant portion of Applications Outsourcing engagements have been historically on a time-and-materials basis, a substantial share of the Applications Outsourcing engagements started during 2002, 2001, and 2000 have been on a fixed-price basis. For the years ended December 31, 2002, 2001, and 2000, fixed-price revenues comprised approximately 65 percent, 47 percent and 32 percent of total Applications Outsourcing revenues, respectively. Syntel recognizes revenues from fixed-price engagements on the percentage of completion method or as earned.

The Company re-skilled a very significant percentage of the consulting base during 2000, 2001, and 2002 in the latest advanced software platforms, including JAVA, HTML, Object Oriented, C++, RMI Cobra, JDBC, Cold Fusion, and Oracle. The Company has focused training efforts on consultants assigned to TeamSourcing engagements and, as a result, has successfully migrated such consultants to the growing e-Business segment.

Historically, most e-Business engagements were billed on a time-and-materials basis under the direct supervision of the customer (similar to TeamSourcing engagements); however, as the Company expanded its expertise in delivering e-Commerce engagements, Syntel has assumed the project management role for a significant number of new engagements starting in 2000, 2001, and 2002. For the years ended December 31, 2002, 2001, and 2000, fixed-price revenues comprised approximately 24 percent, 26 percent and 30 percent of total e-Business revenues, respectively. Syntel recognizes revenues from fixed-price engagements on the percentage of completion method or as earned.

On TeamSourcing engagements, Syntel's professional services typically are provided at the customer's site and under the direct supervision of the customer. TeamSourcing revenues generally are recognized on a time-and-materials basis as services are performed. As indicated in the above table, the Company's dependence on TeamSourcing engagements has decreased significantly and is expected to continue to decrease as a percentage of the total revenue base as the Company consciously refocuses its sales efforts and migrates resources to e-Business and Applications Outsourcing engagements.

The Company's most significant cost is personnel cost, which consists of compensation, benefits, recruiting, relocation, and other related costs for its IT professionals. The Company strives to maintain its gross margin by migrating more revenue toward Applications Outsourcing and e-Business, controlling engagement costs, and offsetting increases in salaries and benefits with increases in billing rates. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Syntel India, a wholly owned subsidiary of the Company, provides software development services from Mumbai and Chennai, India, where salaries of IT professionals are comparatively lower than in the U.S.

The Company has performed a significant portion of its employee recruiting in other countries. As of December 31, 2002, approximately 39 percent of Syntel's U.S. workforce (17 percent of Syntel's worldwide workforce) worked under H-1B temporary work visas in the U.S. and another 27 percent of the Company's U.S. workforce (12 percent of Syntel's worldwide workforce) worked under L-1 visas (permitting intercompany transfers of employees that have been employed with a foreign subsidiary for at least six months prior to being transferred to the U.S.).

The Company has made substantial investments in infrastructure in recent years, including: (i) expanding the Mumbai, India facility; (ii) establishing a Global Development Center in Chennai, India; (iii) increasing Applications Outsourcing sales and delivery capabilities through significant expansion of the sales force and the Technical Services Group, which develops and formalizes proprietary methodologies, practices, and tools for the entire Syntel organization; (iv) hiring additional experienced senior management; (v) expanding global recruiting and training capabilities; and (vi) replacement of informal systems with highly integrated, Y2K compliant human resource and financial information systems. Additionally, in January 2001, the Company acquired 41 acres of land for construction of a state-of-the-art development and training Campus in Pune, India. Construction of the center is expected to commence in the first quarter of 2003. When fully completed in approximately four years, the facility will cover over one million square feet and will accommodate 9,000 employees. It will be both a customer and employee focused facility, including such amenities as a cafeteria and fitness center. The facility will be developed in stages, with a corporate and development center opening in approximately 15 months with the capacity for about 1,800 persons.

Through its strong relationships with customers, the Company has been able to generate recurring revenues from repeat business. These strong relationships also have resulted in the Company generating a significant percentage of revenues from key customers. The Company's top 10 customers accounted for approximately 71 percent, 68 percent and 62 percent of revenues for the years ended December 31, 2002, 2001, and 2000, respectively. The Company does not believe there is any material collectibility exposure among its top 10 customers.

For the year ended December 31, 2002, only one customer contributed revenues in excess of 10 percent of total consolidated revenues. The Company's largest customer for 2002 was American Express Corporation contributing approximately 18 percent of total consolidated revenues. For the year ended December 31, 2001, three customers contributed revenues in excess of 10 percent of total consolidated revenues. The three largest customers for 2001 were American Express Corporation, Target Corporation (formerly Dayton Hudson Corporation), and American Home Assurance Company and certain other subsidiaries of American International Group, Inc. (collectively, "AIG") contributing approximately 18 percent, 11 percent and 11 percent, respectively, of total consolidated revenues. For the year ended December 31, 2000 only one customer contributed revenues in excess of 10 percent of total consolidated revenues. The Company's largest customer for 2000 was AIG. AIG accounted for approximately 19 percent of consolidated revenues for the year ended December 31, 2000. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate.

INCOME TAX MATTERS

Syntel India is eligible for certain favorable tax provisions provided under Indian tax law including: (i) an exemption from payment of corporate income taxes for the first 10 years of operation (the "Tax Holiday"); or (ii) an exemption from income taxes on the profits derived from exporting computer software services from India (the "Export Exemption"). During 1999, the Indian government amended the Tax Holiday regulations, extending the effective period to 10 years, from the previous regulation, which permitted a Tax Holiday of five consecutive years within the first eight years of operation. Under the new regulations, the Company's Tax Holiday will expire no earlier than March 31, 2003. During February 2002, the Indian government made certain changes in tax regulations, which restricted the Export Exemption to the extent of 90 percent of export profits generated by Syntel India, beginning April 2002. In the proposed annual budget during February 2003, the Indian government has removed the restriction of 90 percent beginning April 2003. The Company treats most of Syntel India's earnings as permanently invested in India and does not anticipate repatriating any of these earnings to the U.S. If the Company decides to repatriate any earnings of Syntel India, it will incur a "border" tax under Indian tax laws, currently 15 percent under the recent changes made by Indian government, and will be required to pay U.S. corporate income taxes on such earnings.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated selected income statement data as a percentage of the Company's total revenues.

Percentage of Revenues

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**58.2**	62.1	63.8
Gross profit	**41.8**	37.9	36.2
Selling, general, and administrative expenses	**19.5**	20.0	20.7
Métier goodwill impairment and related charges/(credits)	**(3.5)**	—	13.0
Capitalized development cost impairment	—	0.9	—
Income from operations	**25.8%**	17.0%	2.5%

Following is selected segment financial data for the years ended December 31, 2002, 2001, and 2000. The Company does not allocate assets to operating segments.

	(In thousands)		
	2002	**2001**	**2000**
Net Revenues			
Applications Outsourcing	**$113,981**	$108,274	$ 90,069
e-Business	**31,951**	41,449	43,789
TeamSourcing	**15,575**	22,560	32,382
	$161,507	$172,283	$166,240
Gross Margin			
Applications Outsourcing	**$ 54,053**	$ 46,225	$ 38,783
e-Business	**11,429**	14,276	13,622
TeamSourcing	**2,015**	4,839	7,801
	$ 67,497	$ 65,340	$ 60,206

Gross Margin Percentage			
Applications Outsourcing	**47.4%**	42.7%	43.1%
e-Business	**35.8%**	34.4%	31.1%
TeamSourcing	**12.9%**	21.4%	24.1%
	41.8%	37.9%	36.2%
Sales, general, and administrative expenses	**$ 31,421**	$ 34,522	$ 34,424
Métier goodwill impairment and related charges/(credits)	**$ (5,698)**	$ —	$ 21,650
Capitalized development cost impairment	**$ —**	$ 1,624	$ —
Income from operations	**$ 41,744**	$ 29,194	$ 4,132

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2001.

REVENUES. Total consolidated revenues decreased from $172.3 million in 2001 to $161.5 million in 2002, representing a 6.3 percent decrease. The Company's total revenues were more dependent upon its largest customers in 2001 as compared to 2002. The top five customers accounted for 49 percent of the total revenues in 2002, down from 53 percent of the total revenues in 2001. However, the top 10 customers accounted for 71 percent of the revenues in 2002, as compared to 68 percent in 2001. The worldwide billable headcount increased to 2,155 as of December 31, 2002, compared to 1,544 as of December 31, 2001. The increased headcount was due principally to increased staffing in Applications Outsourcing engagements and e-Business engagements, partially offset by the managed rampdowns of the TeamSourcing segment.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $108.3 million, or 63 percent of total revenues in 2001, to $113.9 million, or 71 percent of total revenues in 2002. The $5.6 million increase is attributable principally due to net growth in new engagements, contributing approximately $31.6 million, partially offset by $26.0 million in lost revenues as a result of project completions.

COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants in both the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, trainee compensation, and warranty reserves. Applications Outsourcing cost of revenues decreased to 52.6 percent of Applications Outsourcing revenues in 2002, from 57.3 percent in 2001. (The 4.7 percent decrease in cost of revenues as a percent of revenues was attributable primarily to the release of vacation reserves, due to an internal policy change, related to unused employee vacation time contributing approximately 1.3 percent along with the increase in the higher margin offshore component of the overall services contributing approximately 3.4 percent.)

E-BUSINESS REVENUES. E-Business revenues decreased to $32.0 million in 2002, or 20 percent of total consolidated revenues, from $41.4 million in 2001, or 24 percent of total consolidated revenues. The $9.4 million decrease was attributable principally to the recording of a sales incentive issued in the form of warrants to a large customer in the amount of $2.9 million and loss of revenue from completed engagements contributing approximately $16.9 million, largely offset by new business revenues of approximately $10.4 million.

COST OF REVENUES. E-Business cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, and trainee compensation. E-Business cost of revenues decreased to 64.2 percent of e-Business revenues in 2002, from 65.6 percent in 2001. The 1.4 percent decrease in cost of revenues as a percent of revenues was attributable principally to the release of vacation reserve, due to an internal policy change, related to unused employee vacation time contributing approximately 0.7 percent, and to improved average billing rates in comparison to average compensation rates.

TEAMSOURCING REVENUES. TeamSourcing revenues decreased from $22.6 million, or 13 percent of total consolidated revenues in 2001, to $15.6 million, or 9 percent of total consolidated revenues in 2002. The $7.0 million decrease in TeamSourcing revenues was attributable principally to a decrease in U.S.-based billable consultants on various engagements as a result of a conscious decision by management to move the organization's focus away from this segment.

COST OF REVENUES. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, and trainee compensation. TeamSourcing cost of revenues increased to 87.1 percent of TeamSourcing revenues in 2002, from 78.6 percent in 2001. The 8.5 percent increase in cost of revenues as a percent of revenues was attributable principally to lower utilization due to the softness in the economy, partially offset by release of vacation reserves, due to an internal policy change, related to unused employee vacation time contributing approximately 0.9 percent.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative, and corporate staff; travel; telecommunications; business promotions; marketing; and various facility costs for the Company's Global Development Centers and various offices. For the year ended December 31, 2002, selling, general, and administrative expenses decreased to $31.4 million, or 19.5 percent of revenues, from $34.5 million, or 20.0 percent of revenues for the year ended December 31, 2001. The decrease of $3.1 million in selling, general, and administrative expenses was attributable principally to decreased compensation costs due to reduced corporate staff in the U.S. and UK ($3.0 million), reversal of bonus provisions in the U.S., in excess of the actual payouts made, based on management performance appraisals ($2.8 million), reduction in the depreciation expenses due to fully depreciated assets ($0.3 million), reversal of outstanding checks pertaining to earlier periods ($0.9 million), and recovery of receivables that had previously been reserved ($2.1 million). The decrease was partially offset by increases in marketing expenses ($0.5 million), office expenses ($0.2 million), telecommunication costs ($0.5 million), legal expenses ($1.6 million), recognition of current period bonus provision ($2.2 million), travel ($0.4 million), office rent ($0.2 million), immigration expenses ($0.2 million), and increased facility costs in Germany ($0.2 million).

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

REVENUES. Total consolidated revenues increased from $166.2 million in 2000 to $172.3 million in 2001, representing a 3.6 percent increase. The Company's total revenues were more dependent upon its largest customers in 2001 as compared to 2000. The top five customers accounted for 53 percent of the total revenues in 2001, up from 47 percent of the total revenues in 2000. Additionally, the top 10 customers accounted for 68 percent of the revenues in 2001 as compared to 62 percent in 2000. The worldwide billable headcount decreased to 1,544 as of December 31, 2001, compared to 1,623 as of December 31, 2000. The decreased headcount was due principally to decreased staffing in e-Business engagements and Applications Outsourcing engagements, partially offset by the managed rampdowns of the TeamSourcing segment.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $90.0 million, or 54 percent of total revenues in 2000, to $108.2 million, or 63 percent of total revenues in 2001. The $18.2 million increase is attributable principally due to net growth in new engagements, contributing approximately $33.6 million, partially offset by $15.4 million in lost revenues as a result of project completions.

COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants in both the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, trainee compensation, and warranty reserves. Applications Outsourcing cost of revenues increased to 57.3 percent of Applications Outsourcing revenues in 2001, from 56.9 percent in 2000. The 0.4 percent increase in cost of revenues as a percent of revenues was attributable primarily to a decrease in utilization levels in 2001 and release of warranty reserves in 2000, no longer deemed necessary, associated with Y2K remediation engagements, with no material corresponding release in 2001, contributing approximately 3.5 percent and 0.1 percent, respectively, to the increase in direct costs as a percentage of revenue. These increased costs were largely offset by an increase in the higher margin offshore component of the overall services contributing approximately 3.2 percent.

E-BUSINESS REVENUES. E-Business revenues decreased to $41.4 million in 2001, or 24 percent of total consolidated revenues, from $43.7 million in 2000, or 26 percent of total consolidated revenues. The $2.3 million decrease was attributable principally to loss of revenue from completed engagements and the discontinued Métier Division, contributing approximately $13.6 million and $5.9 million respectively, largely offset by new business revenues of approximately $17.2 million.

COST OF REVENUES. E-Business cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, and trainee compensation. E-Business cost of revenues decreased slightly to 65.6 percent of e-Business revenues in 2001, from 68.9 percent in 2000. The 3.3 percent decrease in cost of revenues as a percent of revenues was attributable principally to improved average billing rates in comparison to average compensation rates.

TEAMSOURCING REVENUES. TeamSourcing revenues decreased from $32.4 million, or 20 percent of total consolidated revenues in 2000, to $22.6 million, or 13 percent of total consolidated revenues in 2001. The $9.8 million decrease in TeamSourcing revenues was attributable principally to a decrease in U.S.-based billable consultants on various engagements as a result of a conscious decision by management to reduce organizational focus away from this segment.

COST OF REVENUES. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders fees, and trainee compensation. TeamSourcing cost of revenues increased to 78.6 percent of TeamSourcing revenues in 2001, from 75.9 percent in 2000. The 2.7 percent increase in cost of revenues as a percentage of revenues was attributable principally to lower utilization due to the softness in the economy.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, finance, human resources, administrative, and corporate staff; travel; communications; business promotions; marketing; and various facility costs for the Company's Global Development Centers. For the year ended December 31, 2001, selling, general, and administrative expenses increased to $34.5 million, or 20.2 percent of revenues, from $34.4 million, or 20.9 percent of revenues for the year ended December 31, 2000. The $0.1 million increase was attributable principally to increased professional fees and an allowance for doubtful accounts in the U.S. of approximately $0.7 million and $1.2 million, respectively; increased allowance for doubtful accounts in the United Kingdom and Singapore of approximately $0.2 million and $0.1 million, respectively; as well as increased facility costs of approximately $0.3 million in Germany. This increase was largely offset by the savings in the discontinued Métier Division, administrative costs, and Métier Division goodwill amortization, contributing approximately $1.8 million and $0.6 million to the decrease in selling, general, and administrative costs, respectively.

QUARTERLY RESULTS OF OPERATIONS

Note 19 of the consolidated financial statements appearing elsewhere in this document sets forth certain quarterly income statement data for each of the eight quarters beginning January 1, 2001 and ended December 31, 2002. In the opinion of management, this information has been presented on the same basis as the Company's Financial Statements appearing elsewhere in this document and all necessary adjustments (consisting only of normal recurring adjustments) have been included in order to present fairly the unaudited quarterly results. The results of operations for any quarter are not necessarily indicative of the results for any future period.

The Company's quarterly revenues and results of operations have not fluctuated significantly from quarter to quarter in the past, but could fluctuate in the future. Various factors causing such fluctuations include: the timing, number, and scope of customer engagements commenced and completed during the quarter; fluctuation in the revenue mix by segments; progress on fixed-price engagements; acquisitions; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition, and utilization rates; the mix of services performed on-site, off-site, and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles; and investment time for training.

LIQUIDITY AND CAPITAL RESOURCES

The Company generally has financed its working capital needs through operations. Both the Mumbai and Chennai expansion programs, as well as the 1999 acquisitions of Métier, Inc. and IMG, Inc. were financed from internally generated funds. Additionally, construction of the development center in Pune, India will also be financed through internally generated funds.

The Company's cash and cash equivalents consist primarily of certificates of deposit, corporate bonds, and treasury notes. A large majority of such amounts are held by Bank One for which a triple A rated letter of credit has been provided. Remaining amounts are held by various banking institutions including other U.S.-based and local India-based banks.

Net cash provided by operating activities was $32.7 million, $34.6 million, and $19.2 million for the years ended December 31, 2002, 2001, and 2000, respectively. The number of days sales outstanding in accounts receivable was approximately 56 days, 65 days, and 68 days as of December 31, 2002, 2001, and 2000, respectively.

Net cash provided by investing activities was $10.8 million and net cash used in investing activities was $20.7 million and $7.5 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Net cash provided by investing activities in 2002 of $10.8 million included $28.0 million of proceeds from the sale of available-for-sale securities, partially offset by $15.2 million used to purchase available-for-sale securities and $2.0 million for capital expenditures, consisting principally of personal computers (PCs) and communications equipment.

Net cash used in investing activities in 2001 of $20.7 million included $32.9 million used to purchase available-for-sale securities; $2.0 million for capital expenditures, consisting principally of PCs, capitalized development costs, and communications equipment; and $1.4 million used to purchase equity and other investments, including $1.0 million in Nekema, $0.1 million in New2USA.com, $0.2 million in utilitiesmart.com, and $0.1 million in Convergent Applications, partially offset by $15.6 million of proceeds from the sale of available-for-sale securities.

Net cash used in investing activities in 2000 of $7.5 million included $3.8 million used for capital expenditures, consisting principally of PCs, capitalized development costs, and communications equipment; and $3.7 million used to purchase equity and other investments, including $2.2 million in Textiles Online Marketplaces, $1.0 million in New2USA.com, and $0.5 million in Vianetta Communications.

Net cash provided by financing activities was $3.3 million in 2002, due principally to the proceeds from the issuance of shares under stock option and stock purchase plans of $6.6 million, offset by the repurchase of 250,000 shares of common stock for $3.3 million.

Net cash provided by financing activities was $0.5 million in 2001, due principally to the proceeds from the issuance of stock under stock option and stock purchase plans of $2.6 million, offset by the repurchase of 218,700 shares of common stock for $2.1 million.

Net cash used in financing activities was $1.4 million in 2000, due principally to the repurchase of 329,000 shares of common stock for $3.1 million, offset by proceeds from the issuance of stock under stock option and stock purchase plans of $1.7 million.

The Company had a line of credit with Bank One, which provided for borrowings up to $20.0 million. The above line of credit expired on August 31, 2002. Before the expiration of the line of credit, the Company extended the same. Standby letters of credit are available for up to $5,000,000 of this amount, at any one time outstanding, expiring not later than August 31, 2003. The line of credit expires on August 31, 2003. The line of credit contains covenants restricting the Company from, among other things, incurring additional debt, issuing guarantees, and creating liens on the Company's property, without the prior consent of the bank. The line of credit also requires the Company to maintain certain tangible net worth levels and leverage ratios. At December 31, 2002, there was no indebtedness outstanding under the line of credit. The letters of credit bear a one percent fee of the face value payable annually in advance. Interest is computed on the basis of the Company's option at (i) a formula approximating the Eurodollar rate plus the applicable Eurodollar margin of 1.25 percent, or (ii) the bank's prime rate plus 1.25 percent. No borrowings were outstanding at December 31, 2002 and 2001.

The Company believes that the combination of present cash balances and future operating cash flows will be sufficient to meet the Company's currently anticipated cash requirements for at least the next 12 months.

FORWARD-LOOKING STATEMENTS/RISK FACTORS

Certain statements contained in this Report are forward-looking statements within the meaning of the Securities Exchange Act of 1934. In addition, the Company from time to time may publish other forward-looking statements. Such forward-looking statements are based on management's estimates, assumptions, and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Factors which could affect the forward-looking statements include those listed below. The Company does not intend to update these forward-looking statements.

- Recruitment and Retention of IT Professionals
- Government Regulation of Immigration
- Variability of Quarterly Operating Results
- Customer Concentration; Risk of Termination
- Exposure to Regulatory and General Economic Conditions in India
- Intense Competition
- Ability to Manage Growth
- Fixed-price Engagements
- Potential Liability to Customers
- Dependence on Principal
- Risks Related to Possible Acquisitions
- Limited Intellectual Property Protection

CRITICAL ACCOUNTING POLICIES

Revenue recognition is the most significant accounting policy for the Company. The Company recognizes revenue from time-and-material contracts as services are rendered and costs are incurred. Revenue on fixed-price development projects is measured by the percentage of cost incurred to date to the estimated total cost at completion. Revenue from fixed-price, applications management, and support engagements is recognized as earned. The cumulative impact of any change in estimates of the percentage complete or losses on contracts is reflected in the period in which the changes become known.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis and will be adopted by the Company as of January 1, 2003 for any guarantees issued or modified after that date. The Company has given no guarantees and does not expect the effects of the adoption of this interpretation to be significant.

Costs Associated with Exit or Disposal Activities — The FASB has issued Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for all exit or disposal activities initiated after December 31, 2002. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Such costs include one-time employee termination costs, contract cancellation provisions, and other costs typically associated with a corporate restructuring or other exit or disposal activities.

Accounting for Stock-Based Compensation — The FASB has issued SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure," which is effective for fiscal years ending after December 15, 2002. This statement amends SFAS No. 123, "Accounting for Stock-based Compensation," by providing alternative methods of transition for the adoption of the fair value-based method of accounting for stock-based compensation and by requiring additional disclosures. The alternative methods under SFAS No. 148 include the prospective method, the modified prospective method, and the retroactive restatement method.

Variable Interest Entities — The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities," the provisions of which apply immediately to any variable interest entity created after January 31, 2003 and apply in the first interim period beginning after June 15, 2003 to any variable interest entity created prior to February 1, 2003. This interpretation requires the consolidation of a variable interest entity by its primary beneficiary and may require the consolidation of a portion of a variable interest entity's assets or liabilities under certain circumstances. The Company does not expect the effects of the adoption of this interpretation to be significant.

MARKET RISKS

The Company is primarily exposed to the effects of changes in foreign currency. Foreign currency exchange risk exists as costs are paid in local currency and receipts are provided in U.S. dollars. The risk is partially mitigated, as the Company has sufficient resources in the local currency to meet immediate requirements. The Company's holdings and positions in market sensitive instruments do not subject the Company to material risk. These exposures are monitored and managed by the Company.

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 134,976	$ 88,010
Investments, marketable securities	5,737	17,203
Accounts receivable, net of allowance for doubtful accounts	24,329	29,146
Advanced billings and other current assets	9,674	9,132
Total current assets	174,716	143,491
Property and equipment	20,950	19,041
Less accumulated depreciation	15,801	13,823
Property and equipment, net	5,149	5,218
Goodwill	906	906
Deferred income taxes and other non-current assets	2,801	2,632
	$ 183,572	$ 152,247
LIABILITIES		
Current liabilities:		
Accounts payable	2,026	2,184
Accrued payroll and related costs	10,885	14,930
Income taxes payable	3,530	3,702
Accrued warranty costs	100	150
Accrued liabilities	6,001	4,661
Métier-related liabilities	900	8,911
Deferred revenue	5,286	5,451
Total current liabilities	28,728	39,989
Total liabilities	28,728	39,989
SHAREHOLDERS' EQUITY		
Common stock, no par value per share, 100,000 shares authorized; 39,068 and 38,389 shares issued and outstanding at December 31, 2002 and 2001, respectively;	1	1
Additional paid-in capital	43,184	34,145
Accumulated other comprehensive loss	(516)	(1,577)
Retained earnings	112,175	79,689
Total shareholders' equity	154,844	112,258
Total liabilities and shareholders' equity	$ 183,572	$ 152,247

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except per share data)

Years Ended December 31,	2002	2001	2000
Net Revenues	$ 161,507	$ 172,283	$ 166,240
Cost of revenues	94,010	106,943	106,034
Gross profit	67,497	65,340	60,206
Selling, general, and administrative expenses	31,421	34,522	34,424
Capitalized development cost impairment	—	1,624	—
Métier goodwill impairment and related charges/(credits)	(5,698)	—	21,650
Income from operations	41,774	29,194	4,132
Other income, principally interest	3,191	3,780	3,412
Income before income taxes	44,965	32,974	7,544
Income tax (provision)/benefit	(12,338)	(8,636)	967
Net income before loss from equity investments and investment write off	32,627	24,338	8,511
Loss from equity investment and investment write off, net of tax of $2,000 in 2001	141	3,893	526
Net income	$ 32,486	$ 20,445	$ 7,985
EARNINGS PER SHARE			
Basic	$ 0.84	$ 0.53	$ 0.21
Diluted	$ 0.81	$ 0.52	$ 0.20

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss: Unrealized Gain	Accumulated Other Comprehensive Loss: Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance, January 1, 2000 as adjusted, see note 3	38,256	$ 1	$ 34,939	$ 51,259	$ —	$ (576)	$ 85,623
Net income				7,985			7,985
Translation adjustments						(331)	(331)
Other comprehensive income							7,654
Common stock repurchases	(329)		(3,136)				(3,136)
Employee stock purchase plan	169		1,127				1,127
Exercised stock options	103		543				543
Compensation expense related to stock options			134				134
Balance, December 31, 2000	38,199	$ 1	$ 33,607	$ 59,244	$ —	$ (907)	$ 91,945
Net income				20,445			20,445
Unrealized gain on investments, net of tax					33		33
Translation adjustments						(703)	(703)
Other comprehensive income							19,775
Common stock repurchases	(219)		(2,060)				(2,060)
Employee stock purchase plan	175		1,143				1,143
Exercised stock options	234		1,414				1,414
Compensation expense related to stock options			41				41
Balance, December 31, 2001	38,389	$ 1	$ 34,145	$ 79,689	$ 33	$ (1,610)	$112,258
Net income				32,486			32,486
Unrealized gain on investments, net of tax					644		644
Translation adjustments						417	417
Other comprehensive income				32,486	644	417	33,547
Common stock repurchases	(250)		(3,361)				(3,361)
Employee stock purchase plan	76		523				523
Excercised stock options	853		6,093				6,093
Tax benefit on stock options exercised			2,881				2,881
Stock warrants sales incentive			4,407				4,407
Deferred stock warrant sales incentive			(1,504)				(1,504)
Balance, December 31, 2002	39,068	$ 1	$ 43,184	$112,175	$ 677	$ (1,193)	$154,844

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	**$ 32,486**	$ 20,445	$ 7,985
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**2,176**	1,800	2,633
Métier goodwill impairment and related charges (credits)	**(5,698)**	—	21,650
Goodwill amortization	**—**	76	655
Realized (gains)/losses on sales of available-for-sale securities	**(727)**	72	—
Deferred income taxes	**(345)**	4,468	(8,311)
Stock warrants sales incentive	**2,903**		
Compensation expense related to stock options	**—**	41	134
Loss on equity investments	**141**	752	526
Changes in assets and liabilities:			
Accounts receivable, net	**5,266**	(602)	(7,394)
Advance billing and other assets	**(406)**	1,574	1,711
Accrued payroll and other liabilities	**(2,933)**	(984)	(1,137)
Deferred revenues	**(165)**	217	728
Capitalized development cost — impairment	**—**	1,624	
Investments impairment	**—**	5,141	—
Net cash provided by operating activities	**32,698**	34,624	19,180
Cash flows provided by/(used in) investing activities:			
Property and equipment expenditures	**(2,078)**	(2,071)	(3,785)
Equity and other investments	**—**	(1,386)	(3,730)
Purchase of available-for-sale securities	**(15,228)**	(32,952)	—
Proceeds from sales of available-for-sale securities	**28,084**	15,677	—
Net cash provided by/(used in) investing activities	**10,778**	(20,732)	(7,515)
Cash flows provided by/(used in) financing activities:			
Net proceeds from issuance of stock	**6,616**	2,557	1,670
Common stock repurchases	**(3,361)**	(2,060)	(3,136)
Net cash provided by/(used in) financing activities	**3,255**	497	(1,466)
Effect of foreign currency exchange rate changes on cash	**235**	143	(332)
Net increase in cash and cash equivalents	**46,966**	14,532	9,867
Cash and cash equivalents, beginning of period	**88,010**	73,478	63,611
Cash and cash equivalents, end of period	**$ 134,976**	$ 88,010	$ 73,478
Cash paid during the year for income taxes	**$ 10,100**	$ 5,356	$ 4,564

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: BUSINESS

Syntel, Inc. and Subsidiaries (the "Company") provide information technology services such as programming, systems integration, outsourcing, and overall project management. The Company provides services to customers primarily in the financial, manufacturing, healthcare, transportation, retail, and information/communication industries, as well as to government entities. The Company's reportable operating segments consist of Applications Outsourcing, e-Business, and TeamSourcing.

Through Applications Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development, and maintenance of customers' business applications. In most Applications Outsourcing engagements, the Company assumes responsibility for the management of customer development and support functions. Applications Outsourcing engagements are generally supported by multi-year contracts. Applications Outsourcing revenues were 71 percent, 63 percent and 54 percent, of revenues during 2002, 2001, and 2000, respectively.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-Commerce, CRM, and Oracle, as well as partnership arrangements with leading software firms, including Tibco, Motive, and Selectica, to provide installation services to their respective customers. These services may be provided on either a time-and-materials basis or on a fixed-price basis, in which the Company assumes responsibility for management of the engagement. E-Business revenues were 20 percent, 24 percent, and 26 percent of total revenues in 2002, 2001, and 2000, respectively.

Through TeamSourcing, the Company provides professional information technology services directly to the customer. TeamSourcing contracts are generally revocable by the customer without penalty.

NOTE 2: SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Syntel, Inc. ("Syntel") and its wholly owned subsidiaries Syntel (India) Limited ("Syntel India"), an Indian limited liability company; Syntel "Singapore" PTE., Ltd. ("Syntel Singapore"), a Singapore limited liability company; Syntel Europe, Ltd. ("Syntel U.K."), a United Kingdom limited liability company; Syntel Canada Inc., ("Syntel Canada") a Canadian limited liability company; Syntel Deutschland GmbH ("Syntel Germany"), a German limited liability Company; Syntel Hong Kong Ltd. ("Syntel Hong Kong"), a Hong Kong limited liability company; Syntel Mauritius Limited ("Syntel Mauritius"), a Mauritius limited liability company; and Syntel "Australia" Pty. Limited ("Syntel Australia"), an Australian limited liability company. All intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION. The Company recognizes revenues from time-and-materials contracts as services are rendered and costs are incurred. Revenue on fixed-price development projects is measured by the percentage of costs incurred to date to the estimated total costs at completion. The Company issues invoices related to fixed-price contracts based on achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the percentage completion method of accounting are recognized as accrued or deferred revenue. Revenue from fixed-price applications management and support engagements is recognized as earned. The cumulative impact of any change in estimates of the percentage complete or losses on contracts is reflected in the period in which the changes become known.

REVENUES ARE REPORTED NET OF SALES INCENTIVES. Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus ("EITF") 01-14, "Income Statement Characterization of Reimbursement received for 'Out of Pocket' expenses incurred." The Company has retroactively applied the provisions of EITF 01-14 and has included reimbursements in the amounts of $1.5 million and $1.4 million as revenues in 2001 and 2000, respectively.

CASH AND CASH EQUIVALENTS. The Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2002 and 2001, approximately $66.6 million and $60.0 million, respectively, represent corporate bonds and treasury notes held by Bank One for which a triple A rated letter of credit has been provided by the bank. The remaining cash and cash equivalents are certificates of deposit, corporate bonds, and treasury notes held by various banking and financial institutions including other U.S.-based and India-based banks.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS. Financial instruments that potentially subject us to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings. Our customer base consists primarily of Global 2000 companies and, accordingly, our accounts receivable is not exposed to significant credit risk. However, we periodically perform credit evaluations of our customers.

The Company establishes an allowance for doubtful accounts as a provision for known and inherent collection risks related to its accounts receivable. The estimation of the provision is primarily based on an analysis of past due receivables.

INVESTMENTS, MARKETABLE SECURITIES. The Company's marketable mutual funds have been classified as available-for-sale and are carried at estimated fair value. Fair value is determined based on quoted market prices. Unrealized gains and losses on available-for-sale securities are reported as a separate component of accumulated other comprehensive loss in shareholders' equity. Net realized gains or losses resulting from the sale of these investments and losses resulting from decline in fair values of investments that are other than temporary declines are included in other income. The cost of securities sold is determined on the weighted average method.

LONG-LIVED ASSETS (OTHER THAN GOODWILL). In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of the long-lived assets (other than goodwill) by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts. The amount of an impairment charge, if any, is calculated based on the excess of the carrying amount over the fair value of those assets.

OTHER INCOME. Other income includes interest and dividend income, gains, and losses from sale of securities and other investments.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives as follows:

	Years
Computer equipment and software	3
Furniture, fixtures, and other equipment	7
Vehicles	3
Leasehold improvements	Life of lease
Leasehold land	Life of lease

The Company capitalizes certain direct internal and external costs associated with upgrading and enhancing its information systems to support its information processing needs. Capitalization of such costs begins when the preliminary planning stage for each project is completed and management has formally authorized its funding and ends when the project is substantially complete.

Other computer software and hardware maintenance and training costs are charged to expenses as incurred.

GOODWILL. Prior to 2002, goodwill was amortized on a straight-line basis over 15 years.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 replaces APB No. 17, "Intangible Assets." In accordance with SFAS No. 142, effective for the Company's year ended December 31, 2002, as a replacement to amortization of goodwill, the Company will evaluate goodwill for impairment annually.

ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including: the recoverability of tangible and intangible assets; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts including, but not limited to, warranty costs, allowance for doubtful accounts, reserves for employee benefits, amortization and impairment of goodwill, contingencies and litigation, the recognition of revenues and profits based on percentage completion method, and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

FOREIGN CURRENCY TRANSLATION. The financial statements of the Company's foreign subsidiaries use the local currency of the country in which business is conducted as its functional currency. Revenues, costs, and expenses of the foreign subsidiaries are translated to U.S. dollars at average period exchange rates. Assets and liabilities are translated to U.S. dollars at year end exchange rates with the effects of these translation adjustments being reported as a separate component of accumulated other comprehensive loss in shareholders' equity.

PER SHARE DATA. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

The Company has stock options, which are considered to be potentially dilutive to common stock. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the applicable period adjusted for these potentially dilutive options.

EMPLOYEE BENEFITS. The Company maintains 401(k) retirement plans that cover all regular employees on Syntel's U.S. payroll. Eligible employees may contribute up to 15 percent of their compensation, subject to certain limitations, to the retirement plans. The Company may make contributions to the plans at the discretion of our Board of Directors; however, through December 31, 2002, no contributions have been made.

Eligible employees of Syntel India also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions equal to a specified percentage of the covered employee's salary to a government-administered provident fund. The Company has no further obligations beyond its monthly contributions.

In accordance with the Payment of Gratuity Act, 1972, the Indian subsidiary provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The Gratuity Plan is a non-funded plan and the Company intends to discharge this liability through its internal resources.

STOCK-BASED COMPENSATION. The Company has elected to measure compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the fair value of each stock option granted been determined consistent with the methodology of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the pro forma impact on the Company's net income and earnings per share is as follows:

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,	2002	2001	2000
Pro forma Net Income			
Net Income reported	**$ 32,486**	$ 20,445	$ 7,985
Impact of SFAS No. 123	**(2,924)**	(3,505)	(2,358)
Pro forma Net Income	**$ 29,562**	$ 16,940	$ 5,627
Earnings per share as reported			
Basic	**$ 0.84**	$ 0.53	$ 0.21
Diluted	**0.81**	0.52	0.20
Earnings per share, Pro forma			
Basic	**$ 0.76**	$ 0.44	$ 0.15
Diluted	**0.74**	0.43	0.14

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants in 2002, 2001, and 2000:

	2002	2001	2000
Estimated fair value of option granted	**$ 5.86**	$ 3.83	$ 12.41
Assumptions			
Risk-free interest rate	**3.25%**	4.30%	5.00%
Expected life	**5.00**	5.00	5.00
Expected volatility	**79.16%**	80.40%	84.09%
Expected dividends	**$ 0.00**	$ 0.00	$ 0.00

INCOME TAXES. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount that is more likely than not to be realized.

RECLASSIFICATIONS. Certain amounts in previously issued financial statements have been reclassified to conform with the current year presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS. Costs Associated with Exit or Disposal Activities — The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for all exit or disposal activities initiated after December 31, 2002. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Such costs include one-time employee termination costs, contract cancellation provisions, and other costs typically associated with a corporate restructuring or other exit or disposal activities.

Accounting for Stock-based Compensation — The FASB has issued SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure," which is effective for fiscal years ending after December 15, 2002. This statement amends SFAS No. 123, "Accounting for Stock-based Compensation," by providing alternative methods of transition for the adoption of the fair value based method of accounting for stock-based compensation and by requiring additional disclosures. The alternative methods under SFAS No. 148 include the prospective method, the modified prospective method, and the retroactive restatement method. The Company has adopted the disclosure requirements of SFAS No. 148.

Accounting and Disclosure Requirements for Guarantees — The FASB has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the provisions of which apply to guarantees issued or modified after December 31, 2002. This interpretation requires guarantors to record a liability for the fair value of certain guarantees at their inception. The Company has given no guarantees and does not expect the effect of adoption of this interpretation to be significant.

Variable Interest Entities — The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities," the provisions of which apply immediately to any variable interest entity created after January 31, 2003 and apply in the first interim period beginning after June 15, 2003 to any variable interest entity created prior to February 1, 2003. This interpretation requires the consolidation of a variable interest entity by its primary beneficiary and may require the consolidation of a portion of a variable interest entity's assets or liabilities under certain circumstances. The Company does not expect the effects of adoption to be significant.

NOTE 3: ACQUISITIONS

MÉTIER, INC. During 1999, the Company acquired substantially all the business and assets of Métier, Inc. The acquisition resulted in goodwill of $20.5 million. During the year ended December 31, 2000, the Company determined that the Métier goodwill was impaired, resulting in a $21.6 million pretax charge, which included a provision of $2.6 million for the estimated costs of a settlement with the Métier shareholders.

The consideration for the Métier acquisition in 1999 included a $1.6 million payment to the Métier shareholders in April 2000 and 300,000 shares of Syntel stock, which were to be issued in September 2000. These shares were included in basic shares outstanding and the fair value of the shares to be issued, $4.7 million, was recorded as additional paid-in capital at the date of acquisition. During 2000, the Company entered into litigation with the former shareholders of Métier, and the $1.6 million payment was not made and the 300,000 shares were not issued. The acquisition agreement provided Métier shareholders with the right to put the shares to the Company under certain conditions. Accordingly, the $4.7 million has been reclassified from additional paid-in capital for all periods presented. After the reclassification, the accrued Métier liability at December 31, 2001 was $8.9 million, which comprised the fair value of the 300,000 shares, the $1.6 million payment referred to above, and the estimated settlement costs of $2.6 million. The number of shares used in the Company's computations of basic and diluted earnings per share have been adjusted to remove the 300,000 shares. This adjustment did not change the reported earnings per share for the previously reported periods.

In April 2002, the Company reached a resolution with the Métier shareholders wherein the $1.6 million payment was not made, the 300,000 shares were not issued, and the Company paid $2.3 million in settlement and legal costs. During the second quarter, the Company determined that the remaining $6.6 million of the accrued Métier liability, no longer required as a result of the settlement with the Métier shareholders, should remain accrued for the estimated costs associated with Métier-related and other litigation. In the fourth quarter, the Company settled certain of the Métier-related and other litigation and in connection with these settlements, reversed approximately $5.7 million of the accrued Métier liability. Approximately $0.9 million remains in accrued Métier liabilities at December 31, 2002 and is related to litigation that is expected to be resolved in 2003.

IMG, INC. Goodwill at December 31, 2002 and 2001 relates to the Company's acquisition of the business and assets of IMG, Inc. in 1999, which resulted in goodwill of $1.1 million. The IMG goodwill has been allocated to the e-Business reporting unit. The Company evaluated the carrying value of goodwill in accordance with SFAS No. 142 and determined that it was not impaired. In accordance with SFAS No. 142, no amortization has been recorded during the year ended December 31, 2002.

The adjusted net income and earnings per share, if goodwill had not been amortized in 2001 and 2000, are as follows:

(In thousands, except per share data)

	2001			2000		
		Per Share			Per Share	
	Net Income	Basic	Diluted	Net Income	Basic	Diluted
Net income/EPS as reported	$ 20,445	$ 0.53	$ 0.52	$ 7,985	$ 0.21	$ 0.20
Goodwill amortization	76			65		
Adjusted net income and earnings per share — basic/diluted	$ 20,521	$ 0.54	$ 0.53	$ 8,050	$ 0.21	$ 0.20

NOTE 4: INVESTMENTS

At December 31, 2002, the Company had the following investments:

(In thousands)

Investment	Ownership	Accounting Method	Investment Balance Prior to Impairment Recorded in 2001	Description of Business
New2USA	(1)	Equity	$ 861	Web portal providing information and services to assist immigrants with settling in the U.S.
Textiles Online Marketplaces Ltd.	10%	Cost	$ 2,500	Business to Business Internet-based online textile exchange
Vianetta Communications (2)	<5%	Cost	$ 500	Computerized transcriptions of medical transcripts eliminating the need for dictation equipment
Utilitiesmart.com	6.5%	Cost	$ 200	Business to Business and Business to consumer e-Business
Nekema.com	0.7%	Cost	$ 1,000	Web-based marketplace for e-Commerce technology to the business requirements of Insurance and Finance companies
Convergent Corporation	13%	Cost	$ 63	Supplier of Advance Billing System to communication networks

(1) Syntel's ownership in New2USA at December 31, 2002 and as of December 31, 2001 includes 3,500 shares of Class B common stock, representing approximately 81 percent ownership. This ownership percentage does not represent the Company's economic control, which is approximately 20 percent. The web portal of the company has been closed.

(2) The $500,000 investment in Vianetta Communications consists of a convertible note, bearing interest at the lower of (a) the highest permissible rate under applicable law or (b) the rate equal to the minimum rate established pursuant to Section 1274(d) of the Internal Revenue Code of 1986. The note was payable on or before the earlier of April 30, 2001 or the closing of qualified financing. During 2001, the note was converted into equity shares.

The above investments were impaired with the balance being written off as of December 31, 2001 and reflected within loss from equity investments on the consolidated statements of income.

In addition to the Company's investment in Vianetta, the Company's President and CEO as well as an outside director have invested $0.5 million and $0.1 million, respectively, with terms similar to those of the Company.

Syntel's ownership in Skillbay, a Web portal providing a Business to Business Internet-based exchange for IT services, includes 4,000 shares of Class B common stock representing approximately 97 percent ownership. However, the Company does not have any voting interest. Accordingly, it follows the equity basis of accounting. During the year ended December 31, 2002 and 2001, the Company recorded total revenues of $0.2 million and $ 0.1 million, respectively from Skillbay.

The Company signed an agreement in April 2000 to provide development services to Textiles Online Marketplaces with a total contract value of $3.6 million. During the years ended December 31, 2002, 2001, and 2000, the Company recorded total revenues of $0.6 million, $0.7 million, and $1.8 million, respectively.

In addition to the Company's investment in Utilitiesmart.com, the Company's President and CEO has invested $0.1 million with terms similar to those of the Company.

The Company signed an agreement in March 1999 to provide application development, maintenance, and technical support services to Nekema.com. During the year ended December 31, 2002 and 2001, the Company recorded total revenues of $1.0 million and $2.5 million, respectively.

NOTE 5: INVESTMENTS, MARKETABLE SECURITIES
Investment in marketable securities included the following at December 31, 2002 and 2001:

	(In thousands) 2002	2001
Cost	$ 4,980	$ 17,170
Unrealized gain, net	$ 677	$ 33
Carrying value	$ 5,737	$ 17,203
Gross realized gains	$ 734	$ 69
Gross realized losses	$ 7	$ 141
Dividend income	$ 84	$ 767
Proceeds on sale of investments	$ 28,084	$ 15,677

NOTE 6: STOCK WARRANTS SALES INCENTIVE
During 2002, the Company granted to a significant customer an immediately exercisable warrant entitling the customer to purchase 322,210 shares of Company stock at an exercise price of $7.25 per share. The stated exercise price was based upon the customer achieving a specified minimum level of purchases of services (the "Performance Milestone") from the Company over a specified performance period ending in October 2003. The customer exercised the warrant in February 2003 and received 209,739 shares in a cashless exercise. The warrant agreement provides that if the customer does not meet the performance milestone, the customer would pay the Company the market price of the Company's stock at October 2003 for all shares held by the customer at the end of the performance period. If any shares had been sold by the customer prior to October 2003, then the payment to the Company would equal the gain realized by the customer on sale of such shares. Accordingly, the customer would earn the incentive only if the performance milestone is met.

The Company has estimated that the customer will meet the performance milestone and in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," has recorded the sales incentive as a reduction of revenues, measured based on the fair value of the warrant at December 31, 2002, to the extent of revenues received through December 31, 2002.

The warrant at December 31, 2002 was valued at approximately $4.4 million, based on a Black-Scholes model using the following assumptions: volatility — 79.16 percent, interest rate — 3.25 percent, expected life — two months, expected dividend — 0 percent. The Company recorded the sales incentive of $2.9 million against revenue and the remaining sales incentive has been recorded as a contra-equity item in the Statement of Shareholders' Equity. The remaining sales incentive will be recorded against revenues from the customer as the remaining revenues are earned over the performance period ending in October 2003.

The value of the sales incentive during future interim periods and at the final measurement date will be adjusted based on the market value of the shares on those dates. The final measurement date for calculating the value of the sales incentive will be the date that the performance milestone is reached or the shares are sold by the customer. If the customer does not reach the performance milestone, as estimated, the sales incentive recorded will be reversed.

The Company has granted the same customer certain additional performance warrants at significantly higher performance milestones. The Company has estimated that such higher performance milestones will not be met. Accordingly, the Company has not accounted for these performance warrants. When the Company estimates that such higher performance milestones will be met, the sales incentive associated with the warrants will be recorded as a reduction of revenue.

NOTE 7: DEFERRED REVENUE

Deferred revenue consists of:

	(In thousands)	
	2002	**2001**
Uncompleted fixed-price development contracts (1)		
Billings	**$ 15,701**	$ 27,508
Direct costs	**6,335**	12,799
Estimated earnings	**5,771**	12,067
Deferred revenue on uncompleted fixed-price development contracts	**3,595**	2,642
Advance billing on application management and support contracts	**1,241**	2,405
Other deferred revenue	**450**	404
	$ 5,286	$5,451

(1) Deferred revenue on uncompleted fixed-price development contracts for the years ended December 31, 2002 and 2001 includes costs in excess of billings and estimated earnings of $0 and $243, respectively.

NOTE 8: PROPERTY AND EQUIPMENT

Cost of property and equipment at December 31, 2002 and 2001 is summarized as follows:

	(In thousands)	
	2002	**2001**
Computer equipment and software	**$ 11,925**	$ 11,042
Furniture, fixtures, and other equipment	**6,026**	5,557
Vehicles	**549**	404
Leasehold improvements	**1,274**	925
Leasehold land	**1,001**	—
Capital advances/Work in progress	**175**	1,113
	20,950	19,041
Accumulated depreciation and amortization	**15,801**	13,823
	$ 5,149	$ 5,218

NOTE 9: LINE OF CREDIT

The Company has a line of credit arrangement with a bank, expiring August 31, 2003, which provides for borrowings up to $20.0 million. Standby letters of credit are available for up to $5.0 million of this amount, at any one time outstanding, expiring not later than August 31, 2003. The letters of credit bear a 1 percent fee of the face value payable annually in advance. Interest is computed on the basis of the Company's option at (i) a formula approximating the Eurodollar rate plus the applicable Eurodollar margin of 1.25 percent, or (ii) the bank's prime rate plus 1.25 percent. No borrowings were outstanding at December 31, 2002 and 2001.

NOTE 10: LEASES

The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum lease payments under all non-cancelable leases expiring beyond one year as of December 31, 2002 are as follows:

	(In thousands)
2003	$ 2,071
2004	1,352
2005	917
2006	646
2007	89
thereafter	27
	$ 5,102

Total rent expense amounted to approximately $2.4 million, $2.3 million, and $2.4 million for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 11: INCOME TAXES

Income (loss) before income taxes for U.S. and foreign operations was as follows:

	(In thousands)		
	2002	**2001**	**2000**
U.S.	**$ 21,357**	$ 12,555	$ (5,439)
Foreign	**23,608**	20,419	12,983
	$ 44,965	$ 32,974	$ 7,544

The provision for income taxes is as follows:

	(In thousands)		
	2002	**2001**	**2000**
Current Provision			
Federal	**$ 7,389**	$ 1,828	$ 5,535
State	**1,348**	(382)	759
Foreign	**3,946**	2,722	1,050
Total current provision	**12,683**	4,168	7,344
Deferred			
Federal	**(292)**	3,220	(7,019)
State	**(53)**	1,248	(1,292)
Total deferred (credit) provision	**(345)**	4,468	(8,311)
Total provision (benefit) for income taxes	**$ 12,338**	$ 8,636	$ (967)

The components of the net deferred tax asset are as follows:

	(In thousands)	
	2002	**2001**
Deferred tax assets		
Goodwill impairment and related costs	**$ —**	$ 956
Investments and capitalized development costs impairment	**2,632**	2,632
Accrued expenses and allowances	**4,787**	3,304
Advanced billing receipts	**473**	655
Net deferred tax asset	**$ 7,892**	$ 7,547

Balance sheet classification of the net deferred tax asset is summarized as follows:

	(In thousands)	
	2002	**2001**
Deferred tax asset, current (1)	**$ 5,187**	$ 4,915
Deferred tax asset, non-current	**2,705**	2,632
	$ 7,892	$ 7,547

(1) Current deferred tax assets are included in advanced billing and other current assets at December 31, 2002 and 2001, respectively.

Under the Indian Income Tax Act of 1961 (the "Act"), Syntel is eligible for certain favorable tax provisions including: (i) an exemption from payment of corporate income taxes for up to five years of operation (the "Tax Holiday") or (ii) an exemption from income taxes on profits derived from exporting computer software services from India (the "Export Exemption"). During 1999, the Indian government amended the Tax Holiday regulations and under the new regulations, the Company's Tax Holidays will expire no earlier than March 31, 2003 and, hence, deferred tax liabilities, if any, have not been computed. During February 2002, the Indian government made certain prospective changes in tax regulations which restricted the exemption under (ii) above to the extent of 90 percent, resulting in taxation of the remaining ten percent of export profits earned by Syntel India, beginning April 2002. In the proposed annual budget during February 2003, the Indian government has removed the restriction of 90 percent beginning April 2003.

For those undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested, no provision for U.S. federal and state income tax or applicable withholding tax has been provided thereon. The unrecognized taxes on the undistributed earnings are approximately $24.7 million at December 31, 2002.

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35 percent to income before income taxes:

	(In thousands)		
	2002	**2001**	**2000**
Statutory provision	**$ 15,738**	$ 11,541	$ 2,640
State taxes, net of federal benefit	**787**	431	(287)
Tax-free investment income	**(411)**	(527)	(676)
Foreign effective tax rates different from U.S. Statutory Rate	**(4,317)**	(4,425)	(3,494)
Other, net	**541**	1,616	850
Total provision	**$ 12,338**	$ 8,636	$ (967)

NOTE 12: EARNINGS PER SHARE

The reconciliation of earnings per share computations for the years 2002, 2001, and 2000 are as follows:

(In thousands, except for per share data)

	2002			2001			2000		
	Shares		Per Share	Shares		Per Share	Shares		Per Share
Basic earnings per share	**38,733**	**$**	**0.84**	38,220	$	0.53	38,323	$	0.21
Net dilutive effect of stock									
Options and warrants outstanding	**1,184**		**(.03)**	767		(.01)	1,144		(.01)
	39,917	**$**	**0.81**	38,987	$	0.52	39,467	$	0.20

As of December 31, 2001 and 2000, stock options to purchase 411,379 and 1,687,313 shares of common stock, respectively, at a weighted average price per share of $12.57 and $9.69, respectively, were outstanding but were not included in the computation of diluted earnings per share. The options' exercise price was greater than the average market price of the common shares and was antidilutive. No options were excluded from the computation as of December 31, 2002.

NOTE 13: STOCK COMPENSATION PLANS

The Company established a stock option plan in 1997 under which three million shares of common stock were reserved for issuance. The dates on which granted options are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed 10 years from the date of grant.

For certain options granted during 1997, the exercise price was less than the fair value of the Company's stock on the date of grant and, accordingly, compensation expense was being recognized over the vesting period for such difference.

Option activity during the years ended December 31, 2002, 2001, and 2000 is as follows:

	Number of Shares		Weighted Average Price
Shares under option			
Outstanding, January 1, 2000	3,137,237	$	7.93
Activity during 2000			
Granted, price equals fair value	618,796		13.04
Exercised	103,214		5.24
Forfeited	1,158,436		10.47
Expired	8,390		6.33
Outstanding, December 31, 2000	2,485,993		8.04
Activity during 2001			
Granted, price equals fair value	788,025		6.40
Exercised	233,470		6.06
Forfeited	283,338		9.41
Expired	8,914		9.46
Outstanding, December 31, 2001	2,748,296		7.68
Activity during 2002			
Granted, price equals fair value	674,598		12.31
Exercised	853,083		7.14
Forfeited	223,629		9.19
Expired	7,708		8.38
Outstanding, December 31, 2002	2,338,474	$	9.14
Exercisable, December 31, 2002	495,418	$	7.61

The following tables sets forth details of options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $3.31	12,250	4.3	$ 1.33	12,250	$ 1.33
$3.31 - $6.63	733,713	7.5	5.13	178,225	5.33
$6.63 - $9.95	738,572	7.3	8.53	222,792	8.31
$9.95 - $13.27	459,251	8.0	11.75	76,851	11.36
$13.27 - $16.59	305,688	9.1	14.08	5,300	14.42
$16.59 - $19.91	82,000	9.4	17.64		
$19.91 - $23.23	7,000	9.9	19.99		
	2,338,474	7.8	$ 9.14	495,418	$ 7.61

The Company has an employee stock purchase plan, which provides for employees to purchase pre-established amounts as determined by the compensation committee. The price at which employees may purchase common stock is set by the compensation committee as not less than the lesser of 85 percent of the fair market value of the common stock on the NASDAQ National Market on the first day of the purchase period or 85 percent of the fair market value of the common stock on the last day of the purchase period. The Company has reserved 1.5 million shares of common stock for issuance under the Company's employee stock purchase plan. Under the terms of the plan, eligible employees may elect to have up to five percent of their regular base earnings withheld to purchase Company stock, with a maximum contribution value, which may not exceed $21,250 for each calendar year in which a purchase period occurs. As of December 31, 2002 and 2001, the Company has $0.4 million and $0.2 million, respectively, of employee withholdings included in accrued payroll and related costs in the balance sheet to be used to purchase company stock.

NOTE 14: COMMITMENTS & CONTINGENCIES

The Indian subsidiary had commitments for capital expenditures (net of advances) of $0.3 million related to a new facility being constructed at Pune, India, as on December 31, 2002.

The Company and its subsidiaries are parties to litigation and claims which have arisen in the normal course of their activities. Although the amount of the Company's ultimate liability, if any, with respect to these matters cannot be determined with reasonable certainty, management, after consultation with legal counsel, believes that they will not have a material adverse effect upon the Company's consolidated financial position.

NOTE 15: EMPLOYEE BENEFIT PLANS

Provident Fund Contribution expense recognized by Syntel India was $0.1 million, $0.1 million, and $0.09 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Expense recognized by Syntel India under the Gratuity Plan was $0.2 million, $0.1 million, and $0.04 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company offers a discretionary bonus plan for its employees. During 2002, management revised its estimate of the 2001 bonus compensation and reversed approximately $2.8 million of bonus compensation accrued as of December 31, 2001, which was in excess of the actual payouts made based on management performance appraisals.

NOTE 16: ALLOWANCE FOR DOUBTFUL ACCOUNTS

	(In thousands)		
	2002	**2001**	**2000**
Allowance for Doubtful Accounts			
Balance at beginning of period	**$ 5,852**	$ 3,309	$ 3,323
Charged to costs and expenses	**692**	2,543	(3)
Uncollectible accounts written off, net of recoveries	**3,162**	—	11
Balance at end of period	**$ 3,382**	$ 5,852	$ 3,309

NOTE 17: SEGMENT REPORTING

The Company manages its operations through three segments: Applications Outsourcing, e-Business, and TeamSourcing.

Through Applications Outsourcing, the Company provides higher-value applications management services for ongoing management, development, and maintenance of customers' business applications. The Company assumes responsibility for, and manages selected application support functions for the customer. Utilizing its developed methodologies, processes and tools, the Company is able to assimilate the business process knowledge of its customers to develop and deliver services specifically tailored for each customer. The Company's Global Service Delivery Model provides the flexibility to deliver to each client a unique mix of services on-site to the customer's location, off-site at its U.S. development centers, and offshore at development centers in Mumbai and Chennai, India.

Applications Outsourcing engagements are frequently supported by long-term contractual agreements which generally provide for minimum resource commitments, if billed on a time-and-materials basis, or a specific set of deliverables for fixed-price engagements.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-Commerce, CRM, Oracle, and SAP; as well as partnership agreements with software providers including, but not limited to, Selectica, Tibco, and Motive communications. These services may be provided on either a time-and-materials basis on a fixed-price basis, in which the Company assumes responsibility for management of the engagement.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation, and maintenance of complex information technology applications involving diverse computer hardware, software, data, and networking technologies and practices. TeamSourcing consultants, whether working individually or as a team of professionals, generally receive direct supervision from the customer's management staff. TeamSourcing services are generally invoiced on a time-and-material basis.

The accounting policies of the segments are the same as those presented in Note 2. Management allocates all corporate expenses to the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment.

	(In thousands)		
	2002	**2001**	**2000**
Net Revenues			
Applications Outsourcing	**$113,981**	$ 108,274	$ 90,069
e-Business	**31,951**	41,449	43,789
TeamSourcing	**15,575**	22,560	32,382
	161,507	172,283	166,240
Gross Profit			
Applications Outsourcing	**54,053**	46,225	38,783
e-Business	**11,429**	14,276	13,622
TeamSourcing	**2,015**	4,839	7,801
	67,497	65,340	60,206
Selling, general, and administrative expenses	**31,421**	34,522	34,424
Métier goodwill impairment and related charges/(credit)	**(5,698)**	—	21,650
Capitalized development cost impairment		1,624	—
Income from operations	**$ 41,774**	$ 29,194	$ 4,132

During the year ended December 31, 2002, one customer, American Express Corp., contributed revenue in excess of 10 percent of total consolidated revenues. The Company's largest customer in 2002 was American Express Corp. Revenue from this customer was approximately $28.6 million, contributing approximately 18 percent of total consolidated revenues during 2002. At December 31, 2002, accounts receivable from this customer was nil. All revenue from this customer was generated in the Applications Outsourcing segment.

During the year ended December 31, 2001, three customers contributed revenues in excess of 10 percent of total consolidated revenues. The Company's three largest customers in 2001 were American Express Corp., Target Corporation (formerly Dayton Hudson Corporation), and American International Group, Inc. (AIG). Revenues from these customers were approximately $31.1 million, $19.0 million, and $18.6 million, contributing approximately 18 percent, 11 percent, and 11 percent, respectively, of total consolidated revenues during 2001. At December 31, 2001, approximately 3.4 percent, 12.3 percent, and 10.8 percent, respectively of accounts receivable were from these customers. All revenues from these customers were generated in the Applications Outsourcing segment.

During the year ended December 31, 2000, the Company had one customer, AIG, that contributed in excess of 10 percent of the total consolidated revenues. Revenue from this customer was approximately $31.8 million, contributing approximately 19 percent of total consolidated revenues during 2000. At December 31, 2000, approximately two percent of accounts receivable was from this customer. All revenues from this customer were generated in the Applications Outsourcing segment.

NOTE 18: GEOGRAPHIC INFORMATION

Customers of the Company are primarily situated in the U.S. Net revenues, income before income taxes, and identifiable assets by geographic location were as follows:

	(In thousands)		
	2002	**2001**	**2000**
Net Revenues			
North America, primarily United States	$148,326	$153,821	$156,093
India	43,891	30,487	19,716
United Kingdom	12,182	16,731	9,317
Far East, primarily Singapore	830	1,328	794
Germany	85	—	—
Intercompany revenue elimination (primarily India)	(43,807)	(30,084)	(19,680)
Total revenue	$161,507	$172,283	$166,240
Income/(loss) before income taxes			
North America, primarily United States	$ 21,357	$ 12,555	$ (5,439)
India	23,417	18,390	12,580
United Kingdom	661	2,294	358
Far East, primarily Singapore	(32)	61	—
Germany	(438)	(326)	45
Income/(loss) before income taxes	$ 44,965	$ 32,974	$ 7,544
Assets, December 31			
North America, primarily United States*	$125,932	$108,186	$101,105
India	50,447	37,976	24,170
United Kingdom	6,808	5,383	7,345
Far East, primarily Singapore	363	446	278
Germany	22	256	—
Total assets	$183,572	$152,247	$132,898

* *Assets include current assets, deferred tax assets, property* and equipment, and goodwill.

NOTE 19: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial data by calendar quarter were as follows:

(In thousands, except for per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2002					
Net Revenues (a)	$ 40,490	$ 39,500	$ 42,126	$ 39,391	$ 161,507
Cost of revenues (b)	24,559	23,903	23,332	22,216	94,010
Gross profit	15,931	15,597	18,794	17,175	67,497
Selling, general, and administrative expenses (c)	8,021	7,648	7,976	7,776	31,421
Write Back related to Métier settlement (d)	—	—	—	(5,698)	(5,698)
Income from operations	7,910	7,949	10,818	15,097	41,774
Other income, principally interest	678	733	795	985	3,191
Income before income taxes	8,588	8,682	11,613	16,082	44,965
Income tax provision	2,227	2,397	2,924	4,790	12,338
Net income before loss from equity investments	6,361	6,285	8,689	11,292	32,627
Loss from equity investments	—	—	—	141	141
Net income	$ 6,361	$ 6,285	$ 8,689	$ 11,151	$ 32,486
Earnings per share, diluted (e)	$ 0.16	$ 0.16	$ 0.22	$ 0.28	$ 0.81
Weighted average shares outstanding, diluted (f)	40,088	39,768	39,509	40,304	39,917
2001					
Net Revenues	$ 42,752	$ 42,953	$ 43,257	$ 43,321	$ 172,283
Cost of revenues	27,145	26,337	26,726	26,735	106,943
Gross profit	15,607	16,616	16,531	16,586	65,340
Selling, general, and administrative expenses	8,813	8,436	8,622	8,651	34,522
Capitalized development cost impairment	—	—	—	1,624	1,624
Income from operations	6,794	8,180	7,909	6,311	29,194
Other income, principally interest	957	912	1,108	803	3,780
Income before income taxes	7,751	9,092	9,017	7,114	32,974
Income tax provision	1,865	2,522	2,471	1,778	8,636
Net income before loss from equity investments and investment write off (net of tax)	5,886	6,570	6,546	5,336	24,338
Loss from equity investments and investment write off	321	218	213	3,141	3,893
Net income	$ 5,565	$ 6,352	$ 6,333	$ 2,195	$ 20,445
Earnings per share, diluted (e)	$ 0.14	$ 0.16	$ 0.16	$ 0.06	$ 0.52
Weighted average shares outstanding, diluted (f)	38,812	38,814	38,799	39,523	38,987

a) As discussed in Note 6, the Company recorded a $2.9 million stock warrant sales incentive as a reduction of revenue in the fourth quarter.

b) During the fourth quarter, the Company reversed $1.3 million in connection with a change in an internal policy related to unused employee vacation time.

c) During the second quarter, the Company changed its estimate of the payout on previously accrued discretionary bonus and reversed $2.8 million. In addition, the Company recorded a recovery of $0.8 million and $1.3 million in the second quarter and fourth quarter, respectively, relating to receivables that had previously been reserved for.

d) As discussed in Note 3, the Company reached a resolution with the Métier shareholders in the second quarter for $2.0 million and paid legal costs of $0.3 million. The remaining accrued Métier liability of $6.6 million was determined to be necessary for the estimated settlement costs of Métier-related and other litigation. Certain of the Métier-related and other litigation was settled in the fourth quarter and the Company reversed $5.7 million of the accrued Métier liability.

e) Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

f) Refer to Note 3 related to Métier with regard to change in previously reported weighted average shares outstanding.

g) Certain amounts in previously issued quarterly financial data have been reclassified to conform to the full year presentation.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Syntel, Inc.

We have audited the accompanying consolidated balance sheet of Syntel, Inc. and Subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syntel, Inc. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted SFAS No. 142, "Accounting for Goodwill and other Intangible Assets" in 2002.

Ernst & Young LLP

Detroit, Michigan
March 3, 2003

To the Board of Directors and Shareholders of Syntel, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Syntel, Inc., and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 25, 2002

CORPORATE DIRECTORY

SYNTEL EXECUTIVE TEAM

Bharat Desai
Chairman and Chief Executive Officer

Atul Kunwar
Chief Operating Officer

Keshav Murugesh
Chief Financial Officer

Daniel Moore
Chief Administrative Officer, General Counsel

Marlin Mackey
Senior Vice President, Vertical Solutions

Rajiv Tandon
Senior Vice President, Vertical Solutions

Pramode Metre
Senior Vice President, Sales & Business Development

Jonathan James
Vice President, Marketing & Investor Relations

Neerja Sethi
Vice President

Ken Kenjale
Chief Technology Officer

Sanjay Raizada
Vice President, Strategic Solutions

BOARD OF DIRECTORS

Bharat Desai
Chairman and Chief Executive Officer
Syntel, Inc.

Neerja Sethi
Vice President
Syntel, Inc.

Paritosh Choksi
Chief Operating Officer
Atel Capital Group

Douglas Van Houweling
President and Chief Executive Officer
University Corporation for Advanced Internet Development (UCAID)

George Mrkonic
Director
Borders Group, Inc.

SHAREHOLDER INFO

CORPORATE HEADQUARTERS

525 E. Big Beaver Road, Suite 300
Troy, Michigan 48083
Telephone 248/619-2800
Facsimile 248/619-2888

INVESTOR RELATIONS CONTACT

Jonathan James
Vice President,
Marketing & Investor Relations
Telephone 919/233-6208
jonathan_james@syntelinc.com

CORPORATE WEB SITE

Additional corporate information as well as an electronic copy of this annual report and previous year's reports are available at: www.syntelinc.com under the INVESTORS section.

STOCK LISTING AND TRADING SYMBOL

Syntel's common stock is traded on the NASDAQ National Market. The trading symbol is SYNT.

INDEPENDENT AUDITORS

Ernst & Young
Detroit, Michigan

TRANSFER AGENT

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
Telephone 312/360-5333

ANNUAL MEETING

The annual shareholders meeting will be held at 10:00 a.m. (EST) on Friday, June 6, 2003 at the Troy Marriott Hotel, 200 West Big Beaver Road, Troy, Michigan 48084. Telephone 248/680-9797


SYNTEL
Consider IT Done®

Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, Michigan, USA 48083
Telephone 248/619-2800
Facsimile 248/619-2888
www.syntelinc.com

Any shareholder interested in a copy of the company's Form 10-K as filed with the Securities and Exchange Commission may obtain it without charge by writing to Investor Relations at the company's headquarters.